**Item 8.** **Identification and Classification of Members of the Group.**

Not Applicable

**Item 9.** **Notice of Dissolution of Group.**

Not Applicable

**Item 10.** **Certifications:**

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under � 240.14a-11.

**SIGNATURE**

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

RM Trading of Florida LLC
/s/ Mark Paley

Paley Mark Steven
/s/ Mark Paley

BEIT ROGER J
/s/ Roger J Beit